Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 8 DATED OCTOBER 5, 2017
TO THE PROSPECTUS DATED APRIL 28, 2017

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2017, as supplemented by supplement no. 1 dated April 28, 2017, supplement no. 2 dated April 28, 2017, supplement no. 3 dated May 12, 2017, supplement no. 4 dated June 27, 2017, supplement no. 5 dated July 10, 2017, supplement no. 6 dated August 11, 2017 and supplement no. 7 dated September 1, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the amendment and restatement of the advisory agreement and entry into a dealer manager agreement.
Amendment and Restatement of the Advisory Agreement
On September 29, 2017, we entered into an amended and restated advisory agreement (the “Amended and Restated Advisory Agreement”) with our advisor. The Amended and Restated Advisory Agreement modifies the disposition fee structure and eliminates our obligation to reimburse certain expenses incurred by our advisor in connection with providing services pursuant to the advisory agreement. Pursuant to the Amended and Restated Advisory Agreement, the disposition fee will be a flat 1.5% of the contract sales price of an asset. Under the prior advisory agreement, if the contract sales price of an asset was greater than $1.5 billion, the disposition fee would equal 1.5% of the first $1.5 billion of the contract sales price, plus 1.1% of the amount of the contract sales price in excess of $1.5 billion. In addition, the Amended and Restated Advisory Agreement eliminates our obligation to reimburse expenses incurred by our advisor in connection with providing services pursuant to the advisory agreement, other than (i) the allocable portion of the costs of the internal audit department and (ii) promotional costs and expenses related to the leasing of properties.
Other than the changes described above, there were no material changes to the terms of the advisory agreement currently in effect.
Entry into Dealer Agreement
On September 29, 2017, we entered into a dealer manager agreement (the “Dealer Agreement”) with our advisor and North Capital Private Securities Corporation (“NCPS”) in connection with the sale of up to $500,000,000 of shares of our Class A common stock to accredited investors as defined in the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder (“Regulation D”), in a private offering exempt from registration pursuant to Rule 506(c) of Regulation D (the “Offering”). Pursuant to the Dealer Agreement, for sales executed by NCPS, our advisor will pay NCPS, without reimbursement from us, 0.50% of the gross proceeds.
NCPS is authorized to enter into selected dealer agreements with other broker-dealers acceptable to us in our sole discretion who will participate in the Offering. The selected dealers must be members of the Financial Industry Regulatory Authority, Inc. Also, NCPS may enter into placement agreements in a form to be agreed upon by us and NCPS with registered investment advisers registered with the Securities Exchange Commission acceptable to us in our sole discretion.

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